Exhibit 99.2

Ascendis Pharma A/S

Central Business Registration No. 29 91 87 91

Annual Report 2014

Subject to adoption at the Annual General Meeting of Shareholders on April 23, 2015.

Chairman of the General Meeting

Company Information	2

Contents

Company Information	3

Statement by Management on the Annual Report	4

Independent Auditor’s Reports	5

Management Commentary	7

Statement of Profit or Loss and Other Comprehensive Income for the Years Ended December 31	15

Statement of Financial Position as of December 31	16

Statement of Changes in Equity – Consolidated as of December 31	17

Statement of Changes in Equity – Parent Company as of December 31	18

Cash Flow Statement for the year Ended December 31	19

Notes to the Financial Statements	20

Company Information	3

Company Information

Ascendis Pharma A/S

Tuborg Boulevard 12

DK-2900 Hellerup

Central Business Registration No. 29 91 87 91

Registered in: Gentofte

Phone: +45 36 94 44 86

Fax: +45 36 94 40 10

Internet: www.ascendispharma.com

E-mail: info@ascendispharma.com

Board of Directors

Michael Wolff Jensen, Chairman

Albert Cha

Edwin de Graaf

James I. Healy

Michael Mayer

Jan Møller Mikkelsen

Martin Olin

Jonathan T. Silverstein

Rafaèle Tordjman

Executive Board

Jan Møller Mikkelsen, Chief Executive Officer

Thomas P. Soloway, Chief Financial Officer

External Auditors

Deloitte Statsautoriseret Revisionspartnerselskab

Weidekampsgade 6

DK-0900 Copenhagen C

Statement by Management on the Annual Report	4

Statement by Management on the Annual Report

The Board of Directors and the Executive Board have today considered and approved the annual report of Ascendis Pharma A/S for the financial year January 1 to December 31, 2014.

The annual report is presented in accordance with the International Financial Reporting Standards, IFRS, as adopted by the EU and disclosure requirements of the Danish Financial Statements Act.

In our opinion, the consolidated financial statements and the parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2014 and of their financial performance and cash flows for the financial year January 1 to December 31, 2014.

We believe that the management commentary contains a fair review of the affairs and conditions referred to therein.

We recommend the annual report for adoption at the Annual General Meeting.

Hellerup, March 24, 2015

Executive Board

Jan Møller Mikkelsen	Thomas P. Soloway
Chief Executive Officer	Chief Financial Officer

Board of Directors

Michael Wolff Jensen	Albert Cha	Edwin de Graaf
Chairman

James I. Healy	Michael Mayer	Jan Møller Mikkelsen

Martin Olin	Jonathan T. Silverstein	Rafaèle Tordjman

Independent Auditor’s Reports	5

Independent Auditor’s Reports

To the owners of Ascendis Pharma A/S

Report on the consolidated financial statements and parent financial statements

We have audited the consolidated financial statements and parent financial statements of Ascendis Pharma A/S for the financial year 2014, which comprise the income statement, statement of comprehensive income, balance sheet, statement of changes in equity, cash flow statement and notes, including the accounting policies, for the Group as well as the Parent. The consolidated financial statements and parent financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and disclosure requirements of the Danish Financial Statements Act.

Management’s responsibility for the consolidated financial statements and parent financial statements

Management is responsible for the preparation of consolidated financial statements and parent financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the EU and disclosure requirements of the Danish Financial Statements Act and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements and parent financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on the consolidated financial statements and parent financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing and additional requirements under Danish audit regulation. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements and parent financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements and parent financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatements of the consolidated financial statements and parent financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements and parent financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as the overall presentation of the consolidated financial statements and parent financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit has not resulted in any qualification.

Independent Auditor’s Reports	6

Opinion

In our opinion, the consolidated financial statements and parent financial statements give a true and fair view of the Group’s and the Parent’s financial position at December 31, 2014 and of the results of their operations and cash flows for the financial year 2014 in accordance with International Financial Reporting Standards as adopted by the EU and disclosure requirements of the Danish Financial Statements Act.

Statement on the management commentary

Pursuant to the Danish Financial Statements Act, we have read the management commentary. We have not performed any further procedures in addition to the audit of the consolidated financial statements and parent financial statements.

On this basis, it is our opinion that the information provided in the management commentary is consistent with the consolidated financial statements and parent financial statements.

Copenhagen, March 24, 2015

Deloitte

Statsautoriseret Revisionspartnerselskab

Jens Sejer Pedersen	Flemming Larsen
State Authorized	State Authorized
Public Accountant	Public Accountant

Management Commentary	7

Management Commentary

Group Chart

Consolidated Key Figures

	2014	2013	2012	2011	2010
	EUR’000
	IFRS	IFRS	IFRS	DK-GAAP	DK-GAAP
Revenue	13,983	20,408	15,583	2,597	24,970
Operating Profit / (Loss)	(11,989)	5,279	1,513	(11,508)	15,086
Finance Income / (Expenses)	1,649	(574)	(228)	(562)	(705)
Profit / (Loss) for the Year	(9,658)	4,079	1,250	(12,072)	14,381
Cash and Cash Equivalents	50,167	19,430	14,535	15,628	882
Total Assets	58,671	26,700	25,405	22,749	31,039
Equity	45,810	6,301	1,556	16,852	23,362
Investment in Property, Plant & Equipment	405	1,195	291	835	43
Return on Equity (%)	(37.1)	103.8	139.7	(60.0)	97.0
Equity Ratio (%)	78.1	23.6	6.1	74.1	75.3

Following the Group’s conversion to IFRS with a transition date of January 1, 2012, the figures for 2010 through 2011 in the table above are not fully comparable to the figures for 2012 through 2014. In accordance with the requirements under the Danish Financial Statements Act, the figures for 2010 through 2011 have not been converted to IFRS but are disclosed as reported under Danish Generally Accepted Accounting Policies. All figures for 2014, 2013 and 2012 are reported in accordance with IFRS. Comparative figures for 2010 and 2011 have been translated to EUR using the exchange rate between Danish Kroner, DKK, and Euros, EUR, as of December 31, 2013 of 7.4603.

Management Commentary	8

Primary Activity

Ascendis Pharma (“the Group”) is a clinical stage biopharmaceutical company applying its TransCon technology to develop a pipeline of long-acting prodrug therapies with best-in-class profiles to address large markets with significant unmet medical needs. Our TransCon technology is designed to solve the fundamental limitations of previous approaches applied to extend duration of a drug’s action in the body, and to enhance the overall benefit of a given therapeutic. Our TransCon technology establishes a new paradigm that combines the benefits of conventional prodrug and sustained release technologies, and is broadly applicable to proteins, peptides and small molecules. Our TransCon technology enables us to create long-acting prodrug therapies with potentially significant advantages over existing marketed drug products. Conventional prodrugs are inactive, or significantly less active, forms of a parent drug that are designed to be activated only after undergoing transformation in the body, for example when enzymes cleave the parent drug from a prodrug molecule. Our TransCon technology transiently links an unmodified parent drug to a TransCon carrier via our proprietary TransCon linkers. Our TransCon linkers predictably release an unmodified active parent drug at predetermined rates governed by physiological pH and temperature conditions, supporting administration frequencies from daily up to half-yearly. TransCon prodrugs may offer safety, efficacy and tolerability advantages over the original parent drug and as compared to other technologies used to extend drug residence time in the body. In addition to retaining the original mode of action of the unmodified parent drug, we believe this predictable release may improve the likelihood of clinical development success. Depending upon the type of TransCon carrier we employ, we can design our TransCon prodrugs to act systemically or locally in areas that are difficult to treat with conventional therapies.

We are developing out lead product candidate, TransCon human growth hormone, or TransCon hGH, for once-weekly administration to treat growth hormone deficiency, or GHD, and other indications. We have successfully completed a Phase 2 study of TransCon hGH in adults with GHD and are currently conducting a six-month Phase 2 study in children with GHD.

The Group includes the enterprises Ascendis Pharma A/S (“the Parent Company”) (headquartered in Copenhagen, Denmark), that owns 100% of its affiliates, Ascendis Pharma Growth Disorders Division A/S, Ascendis Pharma Ophthalmology Division A/S, Ascendis Pharma Osteoarthritis Division A/S, Ascendis Pharma Circulatory Diseases Division A/S (all 4 companies also located in Copenhagen, Denmark), Ascendis Pharma GmbH in Heidelberg, Germany and Ascendis Pharma, Inc. in Palo Alto, USA. Ascendis Pharma GmbH carries out the Group’s research and development activities in its laboratories in Heidelberg, whereas Ascendis Pharma, Inc. is focused on monitoring and evaluating market opportunities. The Group has an international and experienced management team, research and development staff and Board of Directors.

Management believes that the expertise at the three sites creates a continuum from discovery to clinical development and commercialization that facilitates rapid product development.

During the year, the Group has increased its number of employees to 55 compared to 53 at the end of 2013. In order to attract and maintain highly skilled managers and employees, the Group offers a competitive remuneration package and participation in the Group’s warrant programs.

Management Commentary	9

Development in Activities and Finances

Throughout 2014, the Group continued to advance and strengthen its product pipeline, finishing the year with an internal pipeline containing product candidates in the fields of endocrinology, circulatory diseases and osteoarthritis, and a pipeline of partnered product candidates focused in the fields of diabetes and ophthalmology.

We are developing our lead product candidate, TransCon human growth hormone, or TransCon hGH, for once-weekly administration to treat growth hormone deficiency, or GHD, and other indications. We have successfully completed a Phase 2 study of TransCon hGH in adults with GHD and are currently conducting a six-month Phase 2 study in children with GHD. In December 2014, we reported positive interim six-month height velocity data from 25 patients, representing approximately 50% of the total enrollment in the study, completing all six months of treatment, and we expect to report topline data for all patients in this study in mid-2015.

In addition to TranCon hGH, we have developed a pipeline of long-acting prodrug product candidates such as TransCon Treprostinil, currently in a Phase 1 clinical proof-of-concept study, for the treatment of pulmonary arterial hypertension, TransCon Insulin, for the treatment of diabetes, partnered with Sanofi, and TransCon Ranibizumab, in the field of ophthalmology, partnered with Genentech.

We maintain an intellectual property portfolio composed of approximately 36 issued patents and approximately 165 patent applications as of December 31, 2014, with claims directed to composition of matter, process, formulation and/or methods-of-use for our product candidates and core TransCon technology. In addition, each of our collaboration partners has granted us the rights that enable us to freely commercialize all improvements to the TransCon technology developed by our collaboration partners outside the field identified in their respective collaboration agreements.

Revenue

Revenue for the year ended December 31, 2014 was EUR 14.0 million, a decrease of EUR 6.4 million, or 31%, compared to EUR 20.4 million for the year ended December 31, 2013. This change was driven by a decrease in revenue from our Sanofi collaboration of EUR 6.5 million which resulted from the completion of the period over which we recognized the original upfront payment under the Sanofi collaboration agreement as revenue. Revenue from our collaboration with United Therapeutics decreased by EUR 4.2 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013 due to fewer services rendered by us to United Therapeutics and due to the initial collaboration period ending at June 30, 2014. These decreases were partly offset by an increase in revenue from our collaboration with Genentech of EUR 4.3 million. The collaboration with Genentech was initiated in July 2013, and accordingly, only two quarters of revenue were recognized from this collaboration during the year ended December 31, 2013.

As of December 31, 2014, we had deferred income of EUR 7.9 million arising from collaboration agreements compared to EUR 17.5 million per December 31, 2013. This deferred income will be recognized as revenue as our collaboration partners progress their development projects.

Research and Development Costs

Research and development costs were EUR 19.7 million for the year ended December 31, 2014, an increase of EUR 7.0 million, or 55%, compared to EUR 12.7 million for the year ended December 31, 2013. This change was primarily attributable to an increase of approximately EUR 4.9 million in external costs associated with our proprietary product candidates, primarily TransCon Growth Hormone, due to the initiation of our Phase 2 pediatric study and costs related to protecting and maintaining our intellectual property rights. Personnel costs increased by approximately EUR 1.0 million due to an increase in the number of employees in research and development functions. General costs such as rent and facility costs, laboratory supplies and consultancy services allocated to research and development increased by EUR 0.7 million. We received EUR 0.4 million in grants from the German Bundesministerium in the year ended December 31, 2013, whereas no grants were received during the year ended December 31, 2014. Grants received during the year ended December 31, 2013 were offset against the research and development costs incurred during 2013. Research and development costs included non-cash share-based payment of approximately EUR 0.3 million for the year ended December 31, 2014 and approximately EUR 0.5 million for the year ended December 31, 2013.

Management Commentary	10

General and Administrative Expenses

General and administrative expenses were EUR 6.3 million for the year ended December 31, 2014, an increase of EUR 3.9 million, or 160%, compared to EUR 2.4 million for the year ended December 31, 2013. Our overhead expenses are allocated to general and administrative and research and development functions based on the proportion of general and administrative to research and development employees. This increase is primarily due to an increase in professional fees relating to the company’s initial public offering, or IPO, completed in February 2015, and personnel costs of EUR 1.7 million for additional administrative personnel in support of our IPO and to respond to the increasing requirements of operating as a publicly listed company. General and administrative expenses included non-cash share-based payment of approximately EUR 0.9 million for the year ended December 31, 2014 and approximately EUR 0.1 million for the year ended December 31, 2013.

Finance Income and Finance Expenses

Finance income increased by EUR 1.7 million to EUR 1.9 million for the year ended December 31, 2014 compared to EUR 0.2 million for the year ended December 31, 2013. Finance expenses decreased by EUR 0.5 million to EUR 0.2 million compared to EUR 0.7 million for the year ended December 31, 2013. On a net basis, net finance income was EUR 1.6 million for the year ended December 31, 2014, a net increase of EUR 2.2 million compared to net finance expenses of EUR 0.6 million for the year ended December 31, 2013. The increase in net financial income was due to positive exchange rate fluctuations, primarily between the USD and EUR. In particular, the cash from the series D financing in November 2014 which was maintained in USD generated positive exchange rate gains in 2014.

We did not hold interest-bearing debt for any of the periods presented.

Tax on Profit for the Year

Tax on profit for the year was a tax benefit of EUR 0.7 million for the year ended December 31, 2014 compared to a tax expense of EUR 0.6 million for the year ended December 31, 2013. Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2014, the jointly taxed Danish entities had a tax loss, and accordingly were entitled to a tax refund of approximately EUR 0.8 million. The tax on profit for the year ended December 31, 2014 further comprised tax provisions of EUR 0.1 million related to our subsidiary in Germany and EUR 32,895 related to our subsidiary in the US.

At December 31, 2014 and 2013, we had net deferred tax assets of EUR 7.0 million and EUR 6.8 million, respectively, which were not recognized in the consolidated statement of financial position due to uncertainties relating to the future utilization. The increase in the unrecognized deferred tax asset can primarily be attributed to an increase in tax losses carried forward partly offset by a decrease in the tax value of deferred income. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Management Commentary	11

Result for the Year

Net loss for the year ended December 31, 2014 was approximately EUR 9.7 million, or EUR 1.07 per share (basic and diluted), compared to net profit of approximately EUR 4.1 million, or EUR 0.49 per share (basic and diluted) for the year ended December 31, 2013. The results are in line with Management’s expectations based on the level of activity during the year.

Cash flows from/(used in) Operating Activities

Net cash used in operating activities for the year ended December 31, 2014 was EUR 18.4 million compared to cash inflow of EUR 6.3 million for the year ended December 31, 2013. The net loss for the year ended December 31, 2014 was EUR 9.7 million, which was partially offset by non-cash charges of EUR 0.5 million for depreciation and EUR 1.3 million for share-based payments. Further, net finance income, primarily comprising exchange rate adjustments of EUR 1.6 million, and net tax income of EUR 0.7 million, were reversed. The net change in working capital of EUR 7.4 million primarily comprised a EUR 9.6 million decrease in deferred income, partly offset by an increase in trade payables and other payables of EUR 2.6 million and a net increase in deposits, prepayments and receivables of EUR 0.4 million. We paid income taxes of EUR 0.8 million for the year ended December 31, 2014.

Cash Flows used in Investing Activities

Cash flows used in investing activities for the years ended December 31, 2014 and 2013 of EUR 0.4 million and EUR 1.2 million, respectively, were solely related to the acquisition of property, plant and equipment, primarily for use in the laboratories of our German facility.

Cash Flows from / (used in) Financing Activities

Cash flows from financing activities for the year ended December 31, 2014 of EUR 47.9 million were solely related to the series D financing round in November 2014, raising net proceeds to the company of EUR 47.9 million. Cash flows used in financing activities for the year ended December 31, 2013 of EUR 0.2 million was solely related to installments on long-term financial liabilities. In 2010, we entered into a lease arrangement for laboratory equipment and in 2013, paid the last installment on the lease. We ultimately acquired the equipment at the end of the lease term. We had no further payment obligations on any of our laboratory equipment as of December 31, 2013.

Capital Resources and Going Concern

The Group’s cash and cash equivalents amounted to approximately EUR 50.2 million as of December 31, 2014 compared to approximately EUR 19.4 million as of December 31, 2013. On February 2, 2015, we announced the closing of our initial public offering of 6,900,000 American Depositary Shares (“ADSs”) on the NASDAQ Global Select Market under the symbol “ASND”. Each ADS represents one ordinary share of Ascendis Pharma A/S and was initially priced at $18.00 per ADS. The 6,900,000 ADSs includes the exercise in full by the underwriters of their option to purchase additional ADSs. We estimate net proceeds from the offering to be approximately $111.5 million, equivalent to approximately EUR 98.3 million at such date, after deduction of underwriting discounts, commissions and estimated offering expenses.

The annual report has been prepared assuming that the Group is a going concern.

Management Commentary	12

Uncertainty Relating to Recognition and Measurement

When preparing the Group’s annual report, it is necessary that Management, in accordance with legislative provisions, makes a number of accounting judgments and estimates which form the basis for the annual report. The accounting judgments and estimates made by Management are described in Note 3, Critical Accounting Judgments and Key Sources of Estimation Uncertainty, to which we refer.

Correction of Error in Financial Statements for 2013

The consolidated financial statements and parent financial statements for the year ended December 31, 2013, filed with the Danish authorities on June 2, 2014, did not appropriately reflect the Group’s tax charge for the year ended December 31, 2013. The tax calculation incorrectly assumed that certain tax losses carried forward within the group of jointly taxed Danish companies could be fully offset against the taxable income earned in one of the subsidiaries of Ascendis Pharma A/S. However, Danish law imposes limitations to the offsetting of tax losses against tax profits within each fiscal year, and accordingly, the taxable income could not be fully offset by the tax losses carried forward within the joint taxation. As a result, an additional tax provision of EUR 409 thousand was recognized as a correction of an error in the financial statements for 2013. The error was corrected in the opening balance of equity as of January 1, 2014 and comparative figures for 2013 were restated accordingly. The restatement impacted the consolidated financial statement for the year ended December 31, 2013 as follows:

	Consolidated
	As originally reported	Restatement	Amount as adjusted
	(EUR’000)
Tax on profit for the year	(217)	(409)	(626)
Net profit for the year	4,488	(409)	4,079
Total comprehensive income for the year, net of tax	4,482	(409)	4,073
Profit for the year attributable to owners of the Company	4,488	(409)	4,079
Total comprehensive income for the year attributable to owners of the Company	4,482	(409)	4,073
Retained earnings	3,629	(409)	3,220
Total Equity	6,710	(409)	6,301
Income taxes payable	—	409	409
Current liabilities	19,990	409	20,399
Total liabilities	19,990	409	20,399

The restatement impacted the separate financial statements of the Parent Company for the year ended December 31, 2013 as follows:

	Parent Company
	As originally reported	Restatement	Amount as adjusted
	(EUR’000)
Tax on profit for the year	—	660	660
Net profit for the year	9,667	660	10,327
Total comprehensive income for the year, net of tax	9,664	660	10,324
Profit for the year attributable to owners of the Company	9,667	660	10,327
Total comprehensive income for the year attributable to owners of the Company	9,664	660	10,324
Retained earnings	9,302	(425)	8,877
Total Equity	12,387	660	13,048
Payables to Group enterprises	15,027	(1,069)	13,957
Income taxes payable	—	409	409
Current liabilities	21,285	(660)	20,624
Total liabilities	21,285	(660)	20,624

Management Commentary	13

Unusual Circumstances

The Group’s financial statements for 2014 are not affected by any unusual circumstances.

Particular Risks

Business Risks

The Group is exposed to certain risks that are common across the biopharmaceutical industry, including but not limited to risks that pertain to research and development, regulatory approval, commercialization, intellectual property rights and access to financing, and some risks that are specific to the Group’s development programs and technology platforms. Some of these risks may significantly affect the Group’s ability to execute its strategy and in order to mitigate such risks, the Group has identified and categorized these risks as critical risks and has a program in place to ensure proactive identification, management and mitigation of such risks.

Financial Exposure

The Group conducts its business across Europe and the United States and has suppliers in many countries. The Group conducts its business in various currencies, including EUR, USD and DKK, and is therefore subject to risks arising from fluctuations in currency rates.

As the Group is financed through equity and has no external debt, the risk arising from fluctuations in interest rates is significantly lower compared to companies carrying large interest-bearing debt.

Intellectual Capital Resources

The Group is highly dependent on the skills and capabilities of its employees. Employees are considered one of the most important resources of the Group and Management strives to attract and retain the most qualified employees to ensure continued development of the Group’s technologies and application of these technologies towards improvement of existing treatments for significant disease areas.

The skills, knowledge, experience and motivation of the Group’s employees are essential to the continued development and success of the companies within the Group. The employees of the Group are highly educated and many have extensive experience within the biopharmaceutical industry and in the development of pharmaceutical products. Management puts great efforts into organizing the highly skilled employees into effective teams across the Group’s geographical locations to take advantage of knowledge and experiences across the various business areas.

Management Commentary	14

Environmental Performance

The Group’s research and development activities are carried out in modern laboratories in our facilities in Heidelberg, Germany. Management has a high focus on the potential environmental impact from the laboratories and has taken all reasonable precautions to minimize any negative consequences to the environment.

Events after the Balance Sheet Date

As described in the section “Capital Resources and Going Concern” above, on February 2, 2015, Ascendis Pharma A/S announced the closing of its initial public offering, with net proceeds of approximately $111.5 million, equivalent to approximately EUR 98.3 million at such date, after deducting underwriting discounts, commissions and estimated offering expenses.

No other events have occurred after the balance sheet date that would influence the evaluation of this annual report.

Outlook

The Group is a clinical stage biopharmaceutical company. As the Group will continue to expand and progress its activities, losses may be generated. It is expected that the Group’s cash requirements related to the Group’s operations will rise concurrently with the progress of the Group’s clinical trials. To ensure appropriate capitalization of the Group, Management evaluates the Group’s financing needs along with available financing options on an ongoing basis.

Corporate Social Responsibility

The Group is focused on social responsibility through the development of new products that can improve the treatment of diseases to the benefit of many patients. The Group is conducting its business in a responsible way, ensuring safe products but also ensuring the safety of our employees while working on product development. Special focus is placed on pre-clinical and clinical safety, areas in which our activities may have a significant impact. We comply with all relevant laws, standards and guidelines and maintain high ethical standards across the organization. Further, Management is focused on ensuring a motivating and inspiring workplace for employees.

Financial Statements	15

Statement of Profit or Loss and Other Comprehensive Income for the Years Ended December 31

		Consolidated		Parent
	Notes	2014	2013	2014	2013
		(EUR’000)
Revenue	4,5	13,983	20,408	13,132	20,595
Research and development costs	6	(19,698)	(12,713)	(12,666)	(8,768)
General and administrative expenses	6	(6,274)	(2,416)	(4,443)	(1,722)

Operating profit/(loss)		(11,989)	5,279	(3,977)	10,105
Finance income	7	1,877	158	1,885	119
Finance expenses	7	(228)	(732)	(418)	(557)

Profit/(loss) before tax		(10,340)	4,705	(2,510)	9,667
Tax on profit/(loss) for the year	8	682	(626)	823	660

Net profit/(loss) for the year		(9,658)	4,079	(1,687)	10,327

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(14)	(6)	—	3

Other comprehensive income/(loss) for the year, net of tax		(14)	(6)	—	3

Total comprehensive income/(loss) for the year, net of tax		(9,672)	4,073	(1,687)	10,330

Profit/(loss) for the year attributable to owners of the Company		(9,658)	4,079	(1,687)	10,327
Total comprehensive income/(loss) for the year attributable to owners of the Company		(9,672)	4,073	(1,687)	10,330
Basic and diluted earnings/(loss) per share, Preference D and C shares(1)		(1.07)	0.49	(0.19)	1.23
Basic and diluted earnings per share, Preference B shares		—	—	—	—
Basic and diluted earnings per share, ordinary shares		—	—	—	—
Weighted average number of D and C shares used for calculation		8,996,492	8,408,316	8,996,492	8,408,316

(1)	Dividends shall be distributed in accordance with the Shareholders’ Agreement, according to which holders of preference D and preference C shares are entitled to receive an amount per preference D and preference C share corresponding to the subscription price paid per preference D and preference C share, respectively. Accordingly, no part of the profit or loss for the year is attributable to holders of preference B or ordinary A shares. As the outstanding equity instruments will convert into ordinary shares, it will not be entitled to dividends for the years presented and accordingly, basic and diluted earnings per share are identical.

Financial Statements	16

Statement of Financial Position as of December 31

		Consolidated			Parent
	Notes	2014	2013	2012	2014	2013	2012
		(EUR’000)
Assets
Non-current assets
Intangible assets	9	3,495	3,495	3,495	564	753	388
Property, plant and equipment	10	1,874	1,974	1,184	8	13	92
Investments in group enterprises	11	—	—	—	9,345	8,570	8,113
Receivables from group enterprises		—	—	—	17,402	8,170	—
Deposits		140	32	30	28	26	24

		5,509	5,501	4,709	27,347	17,532	8,617

Current assets
Trade receivables		1,292	1,705	5,718	487	—	5,259
Receivables from group enterprises		—	—	—	501	544	380
Other receivables		210	—	353	7	—	130
Prepayments		620	64	90	480	50	49
Income taxes receivable		873	—	—	823	—	—
Cash and cash equivalents		50,167	19,430	14,535	46,948	15,546	13,835

		53,162	21,199	20,696	49,246	16,140	19,653

Total assets		58,671	26,700	25,405	76,593	33,672	28,270

Equity and liabilities
Equity
Share capital	12	2,272	1,448	1,448	2,272	1,448	1,448
Other reserves	13	3,979	2,719	2,054	3,997	2,723	2,048
Retained earnings/ (accumulated deficit)		39,559	2,134	(1,946)	54,273	8,877	(1,450)

Total equity		45,810	6,301	1,556	60,542	13,048	2,046

Current liabilities
Finance lease liabilities		—	—	212	—	—	212
Trade payables and other payables		4,956	2,520	2,532	3,756	1,244	2,074
Payables to group enterprises		—	—	—	11,870	13,957	2,854
Deferred income	14	7,905	17,470	21,084	425	5,014	21,084
Income taxes payable	8	—	409	21	—	409	—

		12,861	20,399	23,849	16,051	20,624	26,224

Total liabilities		12,861	20,399	23,849	16,051	20,624	26,224

Total equity and liabilities		58,671	26,700	25,405	76,593	33,672	28,270

Notes
Accounting policies	2
Critical accounting judgments and key sources of estimation uncertainty	3
Commitments and contingencies	15
Financial risk management and financial instruments	16
Related party transactions	17
Ownership	18

Financial Statements	17

Statement of Changes in Equity – Consolidated as of December 31

	Share Capital	Foreign Currency Translation Reserve	Share- based Payment Reserve	Retained Earnings	Total
	(EUR’000)
Equity at December 31, 2012	1,448	(51)	2,105	(1,945)	1,557

Profit/(loss) for the year	—	—	—	4,079	4,079
Other comprehensive income/(loss), net of tax		(6)	—	—	(6)

Total comprehensive income/(loss)	—	(6)	—	4,079	4,073
Share-based payment (Note 6)	—	—	671	—	671

Equity at December 31, 2013	1,448	(57)	2,776	2,134	6,301

Profit/(loss) for the year	—	—	—	(9,658)	(9,658)
Other comprehensive income/(loss), net of tax	—	(14)	—	—	(14)

Total comprehensive income/(loss)	—	(14)	—	(9,658)	(9,672)
Share-based payment (Note 6)	—	—	1,274	—	1,274
Capital increase	824	—	—	47,272	48,096
Cost of capital increase	—	—	—	(189)	(189)

Equity at December 31, 2014	2,272	(71)	4,050	39,559	45,810

Financial Statements	18

Statement of Changes in Equity – Parent Company as of December 31

	Share Capital	Foreign Currency Translation Reserve	Share- based Payment Reserve	Retained Earnings	Total
	(EUR’000)
Equity at December 31, 2012	1,448	(56)	2,105	(1,450)	2,047

Profit/(loss) for the year	—	—	—	10,327	10,327
Other comprehensive income/(loss), net of tax	—	3	—	—	3

Total comprehensive income/(loss)	—	3	—	10,327	10,330
Share-based payment (Note 6)	—	—	671	—	671

Equity at December 31, 2013	1,448	(53)	2,776	8,877	13,048

Profit/(loss) for the year	—	—	—	(1,687)	(1,687)

Total comprehensive income/(loss)	—	—	—	(1,687)	(1,687)
Share-based payment (Note 6)	—	—	1,274	—	1,274
Capital increase	824	—	—	47,272	48,096
Cost of capital increase	—	—	—	(189)	(189)

Equity at December 31, 2014	2,272	(53)	4,050	54,273	60,542

Financial Statements	19

Cash Flow Statement for the year Ended December 31

	Consolidated		Parent
	2014	2013	2014	2013
	(EUR’000)
Operating activities
Net profit/(loss) for the year	(9,658)	4,079	(1,687)	10,327
Reversal of finance income	(1,877)	(158)	(1,885)	(119)
Reversal of finance expenses	228	732	418	557
Reversal of tax charge	(682)	626	(823)	(660)
Adjustments for:
Share-based payment	1,274	671	499	214
Depreciation and amortization	504	405	198	270
Changes in working capital:
Deposits	(108)	(2)	(2)	(2)
Trade receivables	413	4,013	(487)	5,258
Receivables from group enterprises	—	—	(9,189)	(8,346)
Other receivables	(210)	353	(7)	130
Prepayments	(556)	26	(430)	(1)
Trade payables and other payables	2,622	(12)	2,514	(830)
Payables to group enterprises	—	—	(2,087)	12,173
Deferred income	(9,565)	(3,614)	(4,589)	(16,069)
Income taxes payable	—	(239)	—	—

Cash flows generated from/(used in) operations	(17,615)	6,880	(17,557)	2,902
Finance income received	182	115	404	119
Finance expenses paid	(171)	(685)	(393)	(548)
Income taxes paid	(799)	—	(409)	—

Cash flows from/(used in) operating activities	(18,403)	6,310	(17,955)	2,473

Investing activities
Acquisition of intangible assets	—	—	—	(550)
Acquisition of property, plant and equipment	(405)	(1,195)	(6)	(5)
Sale of property, plant and equipment	—	—	—	13
Investments in group enterprises	—	—	—	—

Cash flows used in investing activities	(405)	(1,195)	(6)	(542)

Financing activities
Capital increase, net of expenses	47,907	—	47,907	—
Installments on long-term financial liabilities	—	(220)	—	(220)

Cash flows from/(used in) financing activities	47,907	(220)	47,907	(220)

Increase/(decrease) in cash and cash equivalents	29,099	4,895	29,946	1,711

Cash and cash equivalents at January 1	19,430	14,535	15,546	13,835
Effect of exchange rate changes on balances held In foreign currencies	1,638	—	1,456	—

Cash and cash equivalents at December 31	50,167	19,430	46,948	15,546

Notes to the Financial Statements	20

Notes to the Financial Statements

Note 1 - General Information

Ascendis Pharma A/S, together with its subsidiaries, is a biotechnology company that applies its TransCon technology to develop a pipeline of long-acting prodrug therapies with best-in-class profiles that address large markets with significant unmet medical needs. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “company,” “Ascendis,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of its registered office is Tuborg Boulevard 12, DK-2900 Hellerup.

On February 2, 2015, the Company completed an initial public offering, or IPO, which resulted in the listing of American Depository Shares representing the company’s ordinary shares, under the symbol “ASND” in the United States on the NASDAQ Global Select Market.

Note 2 - Summary of Significant Accounting Policies

The consolidated financial statements of the Group and the financial statements of the Parent Company are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The financial statements include additional disclosures for reporting class C medium sized enterprises as required by the Danish Executive Order on Adoption of IFRS as issued in accordance with the Danish Financial Statements Act.

The accounting policies applied when preparing the consolidated financial statements and parent financial statements are described in detail below. Unless otherwise stated, these policies have been applied consistently to all years presented. Significant accounting estimates used when exercising the accounting policies are described in Note 3.

Changes in Accounting Policies

The accounting policies are consistent with those of the previous year, except for the Company adopting Amendments to IAS 32, “Offsetting Financial Assets and Financial Liabilities” as of January 1, 2014. The amendments to IAS 32 clarify the meaning of “currently has a legally enforceable right to set-off”, and the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments became effective for annual periods beginning on or after January 1, 2014. These amendments have not impacted our financial position or performance.

The consolidated financial statements and the parent financial statements have been prepared under the historical cost convention, apart from certain financial instruments that are measured at fair value at initial recognition.

Notes to the Financial Statements	21

Going Concern

The Company’s Board of Directors has, at the time of approving the financial statements, a reasonable expectation that the Company and the Group has adequate resources to continue in operational existence for the foreseeable future. Thus we continue to adopt the going concern basis of accounting in preparing the financial statements.

Retrospective Effect of Bonus share issuance

All share and per share data in the consolidated financial statements and parent financial statements give retroactive effect to a bonus issue of shares in the ratio of 3:1 of the Company’s authorized, issued and outstanding ordinary and preference shares, which was effective on January 13, 2015, with the corresponding impacts on both share capital and retained earnings, also retroactively recognized. Retrospective effect has also been given with respect to the share and per share data for the warrants.

Recognition and Measurement

Assets are recognized in the statement of financial position when it is probable, as a result of a prior event, that future economic benefits will flow to us and the value of the asset can be measured reliably.

Liabilities are recognized in the statement of financial position when we have a legal or constructive obligation as a result of a prior event, and it is probable that future economic benefits will flow from us and the value of the liability can be measured reliably.

On initial recognition, assets and liabilities are measured at cost or at fair value, depending on the classification of the items. Measurement subsequent to initial recognition is affected as described below for each financial statement item. Anticipated risks and losses that arise before the time of presentation of the annual report and that confirm or invalidate affairs and conditions existing at the statement of financial position date are considered at the time of recognition and measurement.

Income is recognized in the income statement when earned, whereas costs are recognized by the amounts attributable to the financial year.

Basis of Consolidation

The consolidated financial statements include our parent company, Ascendis Pharma A/S, and all entities over which the parent company has control. We control an entity when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to control those returns through our power over the entity. Accordingly, the consolidated financial statements include Ascendis Pharma A/S and the following entities:

Company	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma, Inc	US	100%
Ascendis Pharma, Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma, Growth Disorders Division A/S	Denmark	100%
Ascendis Pharma, Osteoarthritis Division A/S	Denmark	100%
Ascendis Pharma, Circulatory Diseases Division A/S	Denmark	100%

Notes to the Financial Statements	22

Consolidation Principles

Our subsidiaries are fully consolidated from the date upon which control is transferred to us. They are deconsolidated from the date control ceases.

When necessary, adjustments are made to the financial statements of our subsidiaries to conform their accounting policies to our accounting policies. All intra-company assets and liabilities, equity, income, expenses and cash flows relating to transactions between our group enterprises are eliminated in full upon consolidation.

Foreign Currency

On initial recognition, transactions in currencies other than an individual company’s functional currency are translated applying the exchange rate in effect at the date of the transaction. Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the balance sheet date are translated using the exchange rate in effect at the balance sheet date.

Exchange differences that arise between the rate at the transaction date and the rate in effect at the payment date, or the rate at the balance sheet date, are recognized in profit or loss as financial income or financial expenses. Property, plant and equipment, intangible assets, inventories and other non-monetary assets purchased in foreign currencies and measured on the basis of historical cost are translated at the transaction date exchange rate.

When subsidiaries that present their financial statements in a functional currency other than EUR are recognized in the consolidated financial statements, the income statements are translated at average exchange rates on a quarterly basis, unless such rates vary significantly from the actual exchange rates at the transaction date. In the latter case, the actual exchange rates are applied. Balance sheet items are translated using the exchange rates at the balance sheet date. Goodwill is considered as belonging to the relevant enterprise acquired and is translated using the exchange rate at the balance sheet date. Exchange differences arising out of the translation of foreign entities’ balance sheet items at the beginning of the year using the balance sheet date exchange rates as well as out of the translation of income statements from average rates to the exchange rates at the balance sheet date are recognized in other comprehensive income. Similarly, exchange differences arising out of changes that have been made directly in a foreign subsidiary’s equity are recognized in other comprehensive income.

Business Combinations

Newly acquired or newly established subsidiaries are recognized in the consolidated financial statements from the time of acquiring or establishing such enterprises. Time of acquisition is the date on which control of the enterprise is actually acquired.

When acquiring new enterprises over which we obtain control, the acquisition method is applied. Under this method, we identify assets, liabilities and contingent liabilities of these enterprises and measure them at fair value at the acquisition date. Restructuring costs are only recognized in the pre-acquisition balance sheet if they constitute a liability of the acquired enterprise. Allowance is made for the tax effect of the adjustments made.

The acquisition consideration for an enterprise consists of the fair value of the consideration paid for the acquired enterprise. If the final determination of the consideration is conditional upon one or several future events, they are recognized at fair value thereof at the time of acquisition. Costs that are attributable to the acquisition of the enterprise are recognized in profit or loss when incurred.

Notes to the Financial Statements	23

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired are all recorded as goodwill.

Statement of Comprehensive Income

Revenue

Our revenue currently comprises up-front payments and service fees from research, development and commercialization agreements. Our collaboration agreements comprise elements of up-front license fees, milestone payments based on development and sales and royalties based on product sales. In addition, our collaboration agreements contemplate our involvement in the ongoing research and development of our partnered product candidates, for which we are separately remunerated for the services we render.

As a general principle, revenue is recognized when it is probable that future economic benefits will flow to us and these benefits can be measured reliably. Further, revenue recognition requires that all significant risks and rewards of ownership of the goods or services included in the transaction have been transferred to the buyer, and that we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods or services sold.

Collaboration agreements which contain multiple activities are only separated into individual units of accounting if they constitute a separate earnings process. If multiple activities or rights are not separable, they are combined into a single unit of accounting, and recognized over the period of continued involvement; i.e. the period where we are actively involved in development and deliver significant services to the collaboration partner. If multiple activities or rights are separable, each separate component is accounted for after considering the specific nature of the element and the underlying activities to which earnings process relates. For the two years ended December 31, 2014 and 2013, the collaboration agreements entered into by the company did not meet the criteria for separation, and all arrangements were accounted for as a single unit of account. Accordingly, the up-front license payments have been recognized as revenue over the period of continued involvement. In addition, the milestone criteria and sales-based royalty thresholds have not yet been met and such thresholds are not yet considered probable, accordingly no milestone and royalty payments have been received or are expected to be received.

If we are entitled to reimbursement from our collaborators for specified research and development expenses and/or entitled to payments for specified research and development services that we provide, we determine whether the research and development funding would result in collaborative revenues or an offset to research and development expenses. Where the payment is for specific research and development services that are to be accounted for as collaborative revenue, such revenue is recognized when such services are provided. Where such payments are not to be considered to be collaborative revenue but are considered to be reimbursements for external expenses incurred, the reimbursements are offset against research and development costs.

In addition to the revenue that we have generated from our collaborations, we also generate revenue for services performed on feasibility studies for potential partners to evaluate if our TransCon technology enables certain advantages for their product candidates of interest. Such feasibility studies are often structured as short-term agreements with fixed fees for the work that we perform.

Notes to the Financial Statements	24

Revenue is measured at fair value of the consideration received or receivable. Revenue is stated net of value added tax, duties, etc. collected on behalf of a third party and discounts.

Research and Development Costs

Our research and development costs consist primarily of manufacturing costs, preclinical and clinical study costs, personnel costs, the cost of premises, the cost of obtaining and maintain our intellectual property portfolio, and the depreciation of assets used in research and development activities. Personnel costs consist of salaries, benefits and share-based payments.

Government grants received to cover expenses incurred are recognized in research and development costs.

Research costs are recognized in the income statement in the period to which they relate. Development costs are recognized in the income statement when incurred if the criteria for capitalization have not been met.

A development project involves a single product candidate undergoing a series of studies to illustrate its safety profile and effect on human beings prior to obtaining the necessary approval from the appropriate authorities. Due to the risk related to the development of pharmaceutical products, we cannot estimate the future economic benefits associated with individual development projects with sufficient certainty until the development project has been finalized and the necessary market approval of the final product has been obtained. As a consequence, all development costs are recognized in the income statement in the period to which they relate.

General and Administrative Expenses

General and administrative expenses comprise salaries, share-based payment, and other staff costs including pensions, office supplies, cost of premises, and depreciation and amortization related to administrative activities.

General and administrative expenses are recognized in the income statement in the period to which they relate.

Government Grants

Government grants are recognized when there is reasonable assurance that the conditions underlying the grants have been met and that the grant will be received. Government grants to cover expenses incurred are recognized in profit or loss proportionally over the periods during which the related expenses are recognized in profit or loss. The grants are off-set against the expenses incurred and thus reduce our research and development costs.

Share-based Incentive Programs

Share-based incentive programs under which board members, employees and external consultants have the option to purchase shares in Ascendis Pharma A/S (equity-settled share-based payment arrangements) are measured at the equity instrument’s fair value at the grant date.

The cost of equity-settled transactions is determined by the fair value at the date of grant using the Black-Scholes valuation model. The cost is recognized together with a corresponding increase in equity over the period in which the performance and/or service conditions are fulfilled, the vesting period. The fair value determined at the grant date of the equity-settled share-based payment is expensed on a straight line basis over the vesting period for each tranche, based on our best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for grants that do not ultimately vest.

Notes to the Financial Statements	25

Where an equity-settled grant is cancelled, it is treated as if it vested on the date of the cancellation, and any expense not yet recognized for the grant is recognized immediately. This includes any grant where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new grant is substituted for the cancelled grant, and designated as a replacement grant on the date that it is granted, the cancelled and new grants are treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations of equity-settled transaction grants are treated equally.

Any social security contributions payable in connection with the grant of the warrants are considered an integral part of the grant itself and the charge is treated as a cash-settled transaction, by which a liability is accrued over the vesting period based on the social security contributions arising from the potential gain on exercise of the warrants. For the purpose of estimating the accrued social security contribution, the potential gain on exercise of warrants is estimated as the difference between the exercise price of the warrant and the market price of our ordinary shares, or the intrinsic value of the warrants.

The assumptions used for estimating the fair value of share-based payment transactions are disclosed in Note 6.

Finance Income and Expenses

Finance income and expenses comprise interest income and expenses, the interest portion related to finance lease contracts and realized and unrealized exchange rate gains and losses on transactions denominated in foreign currencies.

Interest income and interest expenses are stated on an accrual basis using the principal and the effective interest rate. The effective interest rate is the discount rate that is used to discount expected future payments related to the financial asset or the financial liability in order for the present value of such asset or liability to match their carrying amount.

Dividend from equity investments is recognized when unconditional entitlement to such dividend arises. This is typically the date at which the general meeting adopts the distribution of dividends from the relevant enterprise.

Income Taxes

Tax for the year, which consists of current tax for the year and changes in deferred tax, is recognized in profit or loss by the portion attributable to the profit or loss for the year and recognized directly in equity or other comprehensive income by the portion attributable to entries directly in equity and in other comprehensive income. The current tax payable or receivable is recognized in the balance sheet, stated as tax computed on this year’s taxable income, adjusted for prepaid tax.

When computing the current tax for the year, the tax rates and tax rules enacted or substantially enacted at the balance sheet date are used.

Deferred tax is recognized according to the balance sheet liability method of all temporary differences between carrying amounts and tax-based values of assets and liabilities, apart from deferred tax on all temporary differences occurring on initial recognition of goodwill or on initial recognition of a transaction which is not a business combination, and for which the temporary difference found at the time of initial recognition neither affects net profit or loss nor taxable income.

Deferred tax liabilities are recognized on all temporary differences related to investments in our subsidiaries, unless we are able to control when the deferred tax is realized, and it is probable that the deferred tax will not become due and payable as current tax in the foreseeable future.

Notes to the Financial Statements	26

Deferred tax is calculated based on the planned use of each asset and the settlement of each liability, respectively.

Deferred tax is measured using the tax rates and tax rules in the relevant countries that, based on acts in force or acts in reality in force at the balance sheet date, are expected to apply when the deferred tax is expected to crystallize as current tax. Changes in deferred tax resulting from changed tax rates or tax rules are recognized in profit or loss unless the deferred tax is attributable to transactions previously recognized directly in equity or other comprehensive income. In the latter case, such changes are also recognized in equity or other comprehensive income.

Deferred tax assets, including the tax base of tax loss carry forwards, are recognized in the balance sheet at their estimated realizable value, either as a set-off against deferred tax liabilities or as net tax assets for offset against future positive taxable income. At every balance sheet date, it is assessed whether sufficient taxable income is likely to arise in the future for the deferred tax asset to be used.

Statement of Financial Position

Intangible Assets

Goodwill

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but is subject to impairment testing at least on a yearly basis. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units, or group of cash-generating units, that are expected to benefit from the synergies of the combination. Each cash-generating unit or group of cash generating units to which goodwill is allocated represent the lowest level within the Company at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the consolidated level.

Other Intangible Assets

Intangible assets comprise acquired intellectual property rights in the form of patents and licenses, which are measured at cost less accumulated amortization and accumulated impairment losses. Cost comprises the acquisition price and costs directly attributable to the acquisition of the asset. The amortization period is determined based on the expected economic and technical useful life of the asset, and amortization is recognized on a straight-line basis over the expected useful life of 5-10 years depending on the planned use of the specific asset and the lifetime of the patents protecting the intellectual property rights. Subsequent costs to maintain the intangible assets are recognized as expenses in the period to which they relate.

Internal development projects on clearly defined and identifiable products and processes are recognized as intangible assets if it is probable that the product, or the process, will generate future economic benefits for the Group and the development costs of each asset can be measured reliably. Other development costs are recognized as costs in profit or loss as incurred.

On initial recognition, development costs are measured at cost. The cost of development projects comprises cost such as salaries and amortization that are directly attributable to the development projects and are needed to complete the projects, reckoned from the time at which the development project first meets the specific criteria for being recognized as an asset. See the section above on research and development costs.

Notes to the Financial Statements	27

If the intangible assets’ carrying amounts exceed their recoverable amount, they are written down to their recoverable value. See section below on impairment losses.

Property, Plant and Equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises the acquisition price, costs directly attributable to the acquisition and preparation costs of the asset until the time when it is ready to be put into operation. For assets held under finance leases, cost is the lower of the asset’s fair value and net present value of future lease payments.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the assets will flow to us and the costs of the items can be measured reliably. All repair and maintenance costs are charged to the income statement during the financial periods in which they are incurred.

If the acquisition or use of the asset involves an obligation to incur costs of decommissioning or restoration of the asset, the estimated related costs are recognized as a provision and as part of the relevant asset’s cost, respectively.

The basis of depreciation is cost less estimated residual value. The residual value is the estimated amount that would be earned if selling the asset today net of selling costs, assuming that the asset is of an age and a condition that is expected after the end of its useful life. The cost of a combined asset is divided into smaller components, with such components depreciated individually if their useful lives vary.

Depreciation is calculated on a straight-line basis from the following assessment of an asset’s expected useful life:

Process plant and machinery	5 - 10 years
Other fixtures and fittings, tools and equipment	3 - 5 years
Leasehold improvements	3 - 5 years

Depreciation methods, useful lives and residual amounts are reassessed at least annually.

Property, plant and equipment are written down to the lower of recoverable amount and carrying amount, as described in the “Impairment” section below.

Depreciation, impairment losses and gains and losses on disposal of property, plant and equipment are recognized in the statements of profit or loss as research and development costs or as general and administrative expenses, as appropriate.

Equity Interests in Group Enterprises

In the separate financial statements of the Parent Company, equity interests in Group enterprises are recognized and measured at cost. Equity interests in foreign currencies are translated to the reporting currency by use of historical exchange rates.

Equity interests are written down to the lower of recoverable amount and carrying amount, which is further described below in the section on impairment losses.

Notes to the Financial Statements	28

Impairment

Property, plant and equipment, finite-lived intangible assets and investments in Group enterprises are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of goodwill is estimated annually irrespective of any recorded indications of impairment.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units), which for goodwill represent the lowest level within the entity at which the goodwill is monitored for internal management purposes. Prior impairments of non-financial assets (other than goodwill) are reviewed for possible reversal at each reporting date.

Receivables

Receivables comprise trade receivables and other receivables. Receivables are classified as loans and receivables constituting financial assets with fixed or determinable payments that are not listed on an active market and are not derivative financial instruments.

On initial recognition, receivables are measured at fair value and, subsequently, at amortized cost, usually equaling nominal value less a provision for bad debts. Provisions for bad debts are determined on the basis of an individual assessment of each receivable and recognized using an allowance account.

Prepayments

Prepayments comprise costs relating to a future financial period. Prepayments are measured at cost.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and demand deposits with financial institutions. Cash and cash equivalents are measured at fair value.

Shareholders’ Equity

The share capital comprises the nominal amount of the Parent Company’s ordinary shares, each at a nominal value of DKK 1, or approximately EUR 0.13. All shares are fully paid.

Translation reserves include exchange rate adjustments of equity investments in our Group enterprises.

Reserve for share-based payment represents the corresponding entries to the share-based payment recognized in the profit or loss, arising from our warrant programs.

Provisions

Provisions are recognized when we have an existing legal or constructive obligation as a result of events occurring prior to or on the balance sheet date, and it is probable that the utilization of economic resources will be required to settle the obligation. Provisions are measured as the best estimate of the expense necessary to settle the obligation at the balance sheet date. Provisions that are estimated to mature after more than one year after the balance sheet date are measured at their present values.

Notes to the Financial Statements	29

Leases

Leases of property, plant and equipment, where we have substantially all of the risks and rewards of ownership, are classified as finance leases. Other leases are classified as operating leases.

Assets held under finance leases are recognized in the balance sheet at the inception of the lease term at the lower of the fair value of the asset or the net present value of the future minimum lease payments. A liability equaling the asset is recognized in the balance sheet, allocated between non-current and current liabilities. Each lease payment is separated between an interest element, recognized as a financial expense, and a reduction of the lease liability.

Assets held under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.

Lease payments on operating leases are recognized on a straight-line basis in profit or loss over the term of the lease.

Total commitment under operating leases is disclosed in the notes to the financial statements.

Other Financial Liabilities

Other financial liabilities comprise trade payables, payables to public authorities and accrued expenses.

On initial recognition, other financial liabilities are measured at fair value less any transaction costs. Subsequently, these liabilities are measured at amortized cost applying the effective interest method to the effect that the difference between proceeds and nominal amount is recognized in the income statement as a financial expense over the term of the loan.

Deferred Income

Deferred income comprises income received for recognition in subsequent financial years. Deferred income typically arises from up-front payments under our collaboration agreements related to license grants or up-front funding of development activities. If we are participating in continued development of product candidates, up-front payments are recognized as deferred income and recognized as revenue over the anticipated period in which we are involved in the development activities. Deferred income is measured at the fair value of the income received.

Cash Flow Statement

The cash flow statement shows cash flows from operating, investing and financing activities as well as cash and cash equivalents at the beginning and the end of the financial year.

Cash flows from operating activities are presented using the indirect method and calculated as the profit or loss adjusted for non-cash items, working capital changes as well as financial income, financial expenses and income taxes paid.

Cash flows from investing activities comprise payments in connection with acquisitions, development, improvement and sale, etc. of intangible assets, property, plant and equipment, and group enterprises.

Notes to the Financial Statements	30

Cash flows from financing activities comprise changes in the share capital of the Parent Company and related costs as well as the raising and repayment of loans and installments on interest-bearing debt. Cash flows from financing activities also include lease payments made on assets held under finance leases.

The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is presented separately from cash flows from operating, investing and financing activities.

Cash flows in currencies other than the functional currency are recognized in the cash flow statement, using the average exchange rates for the individual quarters, unless they vary significantly from the actual exchange rate at the transaction dates. In the latter case, the actual exchange rates at the individual dates are used.

Cash and cash equivalents comprise cash at hand and deposits with financial institutions.

Segment Reporting

We are managed and operated as one operating and reportable segment. No separate operating segments or reportable segments have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose segment information on business segments or geographical markets.

Basic EPS

Basic Earnings per Share (EPS) is calculated as the net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding.

Diluted EPS

Diluted earnings per share is calculated as the net income or loss from continuing operations for the period divided by the weighted average number of ordinary shares outstanding adjusted for the dilutive effect of share equivalents. If the income statement shows a net loss, no adjustment is made for the dilutive effect, as such effect would be anti-dilutive.

New International Financial Reporting Standards and Interpretations Not Yet Effective

The IASB has issued, and the European Union has adopted, a number of new or amended standards and interpretations, which have not yet become effective. Therefore, these new standards and interpretations have not been incorporated in these consolidated financial statements or the parent financial statements. Our financial reporting is expected to be affected by such new or improved standards to the extent described below.

•	In July 2014 IASB issued the final version of IFRS 9, “Financial Instruments”. Compared to previous versions of the standard, the final version included limited amendments to the classification and measurement requirements for financial assets and introduced a new “fair value through other comprehensive income” measurement category for particular simple debt instruments. Also impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets and commitments to extend credit was added to the standard. A new mandatory effective date for IFRS 9 was set to January 1, 2018. We do not believe that the application of IFRS 9 in the future will have a material impact on amounts reported in respect of the Company’s or the Group’s financial assets and liabilities, but the final conclusion on this awaits a more detailed review of the standard.

Notes to the Financial Statements	31

•	IFRS 15 “Revenue from Contracts with Customers” establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The objective of this project was to clarify the principles for recognizing revenue from contracts with customers. IFRS 15 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard is effective for an entity’s first annual IFRS financial statements for a period beginning on or after January 1, 2017. We are currently in the process of assessing the impact of this standard.

Note 3 - Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical Judgments in Applying Accounting Policies

The following are the critical judgments, apart from those involving estimates, see below, made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our consolidated financial statements.

Revenue Recognition

IAS 18, “Revenues” prescribes the criteria to be fulfilled for revenue being recognizable. Evaluating the criteria for revenue recognition with respect to our research and development and commercialization agreements requires judgment to ensure that all criteria have been fulfilled prior to recognizing any amount of revenue. We generate revenue from collaboration agreements which typically involve multiple elements, including licenses to our technology, transfer of patents, participation in joint development projects with our collaboration partners, and other services in various areas related to the development of new products. As part of evaluating the criteria for revenue recognition, we consider the separability of the individual deliverables in the collaboration agreements and potential allocation of the total consideration received to the individual elements of the agreement. Further, if any up-front elements are considered inseparable from a following development period, the appropriate allocation of an up-front payment over time needs to be determined.

We evaluate all of our revenue generating transactions to ensure recognition in accordance with IFRS.

We have not signed any new collaboration agreements with external partners in 2014.

Notes to the Financial Statements	32

In 2013, we signed an exclusive license agreement with Genentech within the field of ophthalmology. The agreement included an up-front payment and funding of research and development activities and entitles us to receive future development milestone payments and royalties on sales of licensed products. As the license granted to Genentech was interrelated to the agreed research and development activities, the deliverables were inseparable under IAS 18 and, accordingly, the up-front payment was recognized as deferred income to be recognized as revenue over the agreed research and development period. Accordingly, as of December 31, 2013, we recognized EUR 12.9 million as deferred income with respect to this agreement.

In total, we had EUR 7.9 million in deferred income as of December 31, 2014 compared to EUR 17.5 million as of December 31, 2013 and EUR 21.1 million as of December 31, 2012.

Share-Based Payment

IFRS 2, “Share-Based Payment” requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. We have granted warrants to employees, consultants and board members under two different programs as described in Note 6, which need to be accounted for under IFRS 2.

We use the Black-Scholes option-pricing model to value the warrants granted and critical judgments need to be exercised in determining the appropriate input to the valuation model as well as to determine the appropriate way of recognizing the expenses under IFRS 2.

Warrants granted under our warrant programs vest on a monthly basis over periods of up to 48 months. Due to the graded vesting, the related expenses are recognized on an accelerated basis; i.e. each tranche of a warrant grant is treated separately for expense recognition purposes. Accordingly, each warrant grant is treated in up to 48 tranches, which are each recognized over the expected useful life of that particular tranche. In total EUR 1.3 million was recognized as share-based payment in the consolidated financial statements for 2014 compared to EUR 0.7 million for 2013.

See Note 6 for additional details on our warrant programs and recognition of expenses under IFRS 2.

Internally Generated Intangible Assets

IAS 38, “Intangible Assets” prescribes that intangible assets arising from development projects must be recognized in the balance sheet if the criteria for capitalization are met. That means (1) that the development project is clearly defined and identifiable; (2) that technological feasibility, adequate resources to complete and a market for the product or an internal use of the project can be documented; (3) that the expenditure attributable to the development project can be measured reliably; and (4) that we have the intent to produce and market the product or use it internally.

Such an intangible asset shall be recognized if it can be documented that the future income from the development project will exceed the aggregate cost of development, production, sale and administration of the product.

Due to the risk associated with drug development, future income from development projects cannot be determined with sufficient certainty until the development activities have been completed and the necessary marketing approvals have been obtained. Accordingly, we do not recognize internally generated intangible assets at this time.

Joint Arrangements / Collaboration Agreements

Collaboration agreements within our industry are often structured so that each party contributes its respective skills in the various phases of a development project. No joint control exists for such collaborations and the parties do not have any financial obligations on behalf of each other. Accordingly, our collaborations are not considered to be joint arrangements as defined in IFRS 11, “Joint Arrangements”.

Notes to the Financial Statements	33

Key Sources of Estimation Uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires that we estimate future cash flows expected to arise from cash-generating units and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.

The carrying amount of goodwill at December 31, 2014, 2013 and 2012 was EUR 3.5 million. We have performed an impairment test of goodwill as of December 31, 2014, 2013 and 2012. No impairment losses have been recognized.

Useful Lives of Property, Plant and Equipment and Finite-Lived Intangible Assets

We review the estimated useful lives of property, plant and equipment and finite-lived intangible assets at the end of each reporting period. We have concluded that the useful lives applied for 2014, 2013 and 2012 are appropriate.

Receivables from Group Enterprises

In the financial statements of the Parent Company, receivables from a Group enterprise totals EUR 14.2 million as per December 31, 2014 compared to a receivable of EUR 8.2 million as per December 31, 2013. The specific Group enterprise has not yet generated revenues and there may be a risk that it will not generate sufficient funds to repay such balance. If the actual cash flow in the particular Group enterprise is not sufficient, a material provision for bad debt may be required, with a negative impact on the Parent Company’s results.

We have not identified any indications that the Group enterprise will not be able to generate future cash flows to repay the outstanding balance and, accordingly, no provision for bad debt has been recognized as per December 31, 2014.

Except for the above areas, assumptions and estimates are not considered to be critical to the consolidated financial statements. No estimates or judgments have been made involving a material risk of significant adjustments of the assets or liabilities at the balance sheet date.

Notes to the Financial Statements	34

Note 4 - Revenue

	Consolidated		Parent
	2014	2013	2014	2013
	(EUR’000)
Revenue from the rendering of services	6,074	4,161	10,053	6,416
License income	7,909	16,247	3,079	14,179

Total revenue	13,983	20,408	13,132	20,595

Revenue from external customers (geographical)
USA	11,024	10,965	3,180	7,378
Germany	2,959	9,443	2,959	9,443
Denmark	—	—	6,993	3,774

Total revenue	13,983	20,408	13,132	20,595

Note 5 – Segment Information

We are managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose information on business segments or geographical markets, except for the geographical information on revenue included in Note 4 and the information regarding major customers included below.

In the consolidated financial statements for 2014, three single customers each account for more than 10% of total revenue. The revenue from each customer amounts to EUR 7.8 million (56%); EUR 3.2 million (23%); and EUR 3.0 million (21%), respectively. In the parent financial statements for 2014, four single customers each account for more than 10% of total revenue. The revenue from each customer amounts to EUR 3.2 million (24%); EUR 3.1 million (23%); EUR 3.0 million (23%); and EUR 2.4 million (18%), respectively.

In the consolidated financial statements for 2013, three single customers each account for more than 10% of total revenue. The revenue from each customer amounts to EUR 9.4 million (46%); EUR 7.4 million (36%); and EUR 3.6 million (18%), respectively. In the parent financial statements for 2013, three single customers each account for more than 10% of total revenue. The revenue from each customer amounts to EUR 9.4 million (46%); EUR 7.4 million (36%); and; EUR 2.1 million (10%), respectively.

Notes to the Financial Statements	35

Note 6 – Staff Cost

	Consolidated		Parent
	2014	2013	2014	2013
	(EUR’000)
Wages and salaries	6,758	4,773	2,814	1,934
Share-based payment	1,274	671	499	214
Pension costs	38	35	—	—
Social security costs	501	427	11	9

Total salary expenses	8,572	5,906	3,324	2,157

Compensation to Management and Board of Directors
Wages and salaries	866	497	866	85
Share-based payment	582	251	582	32
Social security costs	61	37	61	—

Total compensation to Management and Board of Directors	1,509	785	1,509	117

Average number of employees	53	45	13	10

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all of our employees, members of our board of directors and select external consultants.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of December 31, 2014, our board of directors was authorized to grant up to 3,019,404 warrants to our employees, board members and select consultants without preemptive subscription rights for the shareholders of Ascendis Pharma A/S. As of December 31, 2014, 3,019,404 warrants had been granted, of which 19,580 warrants have been cancelled. Each warrant carries the right to subscribe for one ordinary A share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by our board of directors. The exercise prices under our warrant programs are approximately EUR 2.65, EUR 6.48 and EUR 8.00 depending on the grant dates. Vested warrants may be exercised as explained below. Apart from exercise prices and exercise periods, the programs are similar.

Vesting Conditions

Warrants issued during the period from 2008 to 2012 generally vest over 36 months with 1/36 of the warrants vesting per month from the date of grant. However, some warrants are subject to shorter vesting periods, to a minimum of 24 months.

Effective from December 2012, warrants granted generally vest over 48 months with 1/48 of the warrants vesting per month from the date of grant.

Notes to the Financial Statements	36

Warrants generally cease to vest from the date of termination in the event that (i) the warrant holder terminates the employment contract and the termination is not a result of breach of the employment terms by us, or (ii) in the event that we terminate the employment contract and the warrant holder has given us good reason to do so. The warrant holder will, however, be entitled to exercise vested warrants in the first exercise period after termination.

Warrants issued to consultants, advisors and board members only vest so long as the consultant, advisor or board member continues to provide services to us.

Exercise Periods

Vested warrants may be exercised in two annual exercise periods that run for 21 days from and including the day after the publication of (i) the annual report notification – or, if such notification is not published – the annual report and (ii) our interim report (six-month report). However, 566,504 warrants granted in November 2014 may be exercised in four annual exercise periods that run for 21 days following the day of publication of (i) our interim report (three-month report); (ii) the annual report notification – or if such notification is not published – the annual report; (iii) our interim report (six-month report); and (iv) our interim report (nine-month report). For all of our warrants, no warrants can be exercised before 21 days from and including the day after the publication of our interim financial report for the first quarter of 2015. With respect to 1,247,644 outstanding warrants, the last exercise period is 21 days from and including the day after the publication of our interim report for the first half of 2015 and for 1,185,676 warrants, 21 days from and including the day after the publication of our interim report for the first half of 2023. For 566,504 warrants, the last exercise period is 21 days following the publication of our interim report (nine-month report) in 2023. Warrants not exercised by the warrant holder during the last exercise period shall become null and void without further notice or compensation or payment of any kind to the warrant holder.

If the warrant holder is a consultant, advisor or board member, the exercise of warrants is conditional upon the warrant holder’s continued service to us at the time the warrants are exercised. If the consultant’s, advisor’s or board member’s relationship with us should cease without this being attributable to the warrant holder’s actions or omissions, the warrant holder shall be entitled to exercise vested warrants in the pre-defined exercise periods.

Adjustments

Warrant holders are entitled to an adjustment of the number of warrants issued and/or the exercise price applicable in the event of certain changes to the share capital of Ascendis Pharma A/S at a price other than the market price and in the event of payments of dividends in a given year in excess of 10% of the equity of Ascendis Pharma A/S.

On January 13, 2015 in preparation for the company’s IPO, the shareholders decided at an extraordinary general meeting to issue bonus shares in the ratio of 3:1 of the company’s authorized, issued and outstanding ordinary and preference shares. The decision had a corresponding impact on the number of warrants issued and the exercise prices for the outstanding warrants. Accordingly, the number of warrants was adjusted upwards in the ratio 3:1 with a corresponding downward adjustment of the exercise prices in the ratio 3:1. As outlined in Note 2, the effect of the bonus shares has been retrospectively reflected in all periods presented in these financial statements.

Notes to the Financial Statements	37

Warrant Activity

The following table specifies the warrant activity during the year:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at January 1, 2012	1,183,808	2.91
Granted during the year	756,604	8.00
Exercised during the year	—	—
Forfeited during the year	—	—
Expired during the year	—	—

Outstanding at December 31, 2012	1,940,412	4.89

Granted during the year	183,888	8.00
Exercised during the year	—	—
Forfeited during the year	—	—
Expired during the year	—	—

Outstanding at December 31, 2013	2,124,300	5.16

Granted during the year	895,104	7.04
Exercised during the year	—	—
Forfeited during the year	(19,580)	7.91
Expired during the year	—	—

Outstanding at December 31, 2014	2,999,824	5.70

Vested at the balance sheet date	1,710,411	4.47

As of December 31, 2014, a total of 2,999,824 warrants were outstanding with a weighted average exercise price of EUR 5.70. 1,710,411 of these warrants had vested as of December 31, 2014. For comparison, as of December 31, 2013, a total of 2,124,300 warrants were outstanding with a weighted average exercise price of EUR 5.16 and as of December 31, 2012, a total of 1,940,412 warrants were outstanding with a weighted average exercise price of EUR 4.89.

Warrant Compensation Costs

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period. Fair value of the warrants is calculated at the grant dates by use of the Black-Scholes Option Pricing model with the following assumptions: (1) an exercise price equal to or above the estimated market price of our shares at the date of grant; (2) an expected lifetime of the warrants determined as a weighted average of the time from grant date to date of becoming exercisable and from grant date to expiry of the warrants; (3) a risk free interest rate equaling the effective interest rate on a Danish government bond with the same lifetime as the warrants; (4) no payment of dividends; and (5) a volatility for comparable companies for a historic period equaling the expected lifetime of the warrants. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the warrants is indicative of future trends. The expected volatility has been calculated using a simple average of daily historical data of comparable publicly traded companies.

Notes to the Financial Statements	38

The following table summarizes the input to the Black-Scholes Option Pricing model for warrant grants in 2014, 2013 and 2012:

	2014	2013	2012
Expected volatility	67 - 68%	63 - 68%	67 - 70%
Risk-free interest rate	0.15 - 1.32%	0.78 - 1.51%	0.08 - 0.60%
Expected life of warrants (years)	4.57 - 6.94	4.92 - 7.43	2.87 - 7.43
Weighted average calculated share price	EUR 6.48 - 8.00	EUR 3.31 - 7.45	EUR 3.31
Fair value of warrants granted in the year	EUR 6.48 - 7.82	EUR 1.29 - 4.68	EUR 0.66 - 1.60

Warrant compensation cost is recognized in the profit/loss statement over the vesting period of the warrants granted.

	Consolidated		Parent
	2014	2013	2014	2013
	(EUR’000)
Research and development costs	327	545	118	99
General and administrative expenses	947	126	381	115

Total warrant compensation costs	1,274	671	499	214

Value of Outstanding Warrants

For the year ended December 31, 2014, the aggregate fair value of outstanding warrants has been calculated at EUR 6.9 million using the Black-Scholes Option Pricing model. The following table specifies the weighted average exercise price and the weighted average life of outstanding warrants:

	Year of Grant	Number of Warrants	Weighted Average Exercise Price EUR	Weighted Average Life (months)
Granted in September	2008	623,880	2.65	20-21
Granted in March and December	2009	501,596	2.65	20-21
Granted in December	2011	56,168	8.00	20-21
Granted in October and December	2012	756,604	8.00	20-117
Granted in March, June, September and December	2013	166,472	8.00	115-117
Granted in January, March, June and November	2014	895,104	7.04	115-117

Outstanding at December 31, 2014		2,999,824	5.70	53-79

Vested at the balance sheet date		1,710,411	4.47

Notes to the Financial Statements	39

For comparison, at December 31, 2013, a total of 2,124,300 warrants were outstanding with a weighted average exercise price of EUR 5.16 and weighted average life of 50 to 60 months:

	Year of Grant	Number of Warrants	Weighted Average Exercise Price EUR	Weighted Average Life (months)
Granted in September	2008	623,880	2.65	20-21
Granted in March and December	2009	501,928	2.65	20-21
Granted in December	2011	58,000	8.00	20-21
Granted in October and December	2012	756,604	8.00	20-117
Granted in March, June, September and December	2013	183,888	8.00	115-117

Outstanding at December 31, 2013		2,124,300	5.16	50-60

Vested at the balance sheet date		1,390,968	2.84

Note 7 – Finance Income and Finance Expenses

	Consolidated		Parent
	2014	2013	2014	2013
	(EUR’000)
Interest income	—	—	—	—
Interest income from group enterprises	—	—	266	—

Total interest income	—	—	266	—
Exchange rate gains	1.877	158	1.619	119

Total finance income	1.877	158	1.885	119

Interest expenses to group enterprises	—	—	(284)	(30)
Other interest expenses	(16)	(8)	—	(8)

Total interest expenses	(16)	(8)	(284)	(38)
Exchange rate losses	(212)	(724)	(134)	(519)

Total finance expenses	(228)	(732)	(418)	(557)

Notes to the Financial Statements	40

Note 8 – Tax on Profit/Loss for the Year and Deferred Tax

	Consolidated	Parent
	(EUR’000)
Tax for the year 2014 can be explained as follows:
Profit/(loss) for the year before tax	(10,340)	(2,510)
Computed tax on profit/(loss) for the year, 24.5%	(2,533)	(615)

Tax effect of:
Non-deductible costs	378	374
Tax credit	823	823
Other effects	483	(1,475)
Change in valuation allowance deferred tax asset	167	70

Total income tax for the year 2014	(682)	(823)

Total income tax for the year 2013	626	(660)

Significant components of deferred tax asset:
Tax deductible losses	(5,261)	(440)
Deferred income	(1,835)	(94)
Other temporary differences	97	33

Calculated deferred tax asset per December 31, 2014	(6,999)	(501)
Valuation allowance	6,999	501

Carrying amount per December 31, 2014	—	—
Calculated deferred tax asset as per December 31, 2013	(6,832)	(431)
Valuation allowance	6,832	431

Carrying amount per December 31, 2013	0	0

The deferred tax assets have not been recognized in the statement of financial position due to uncertainty relating to the future utilization. The deferred tax asset can be carried forward without timing limitations. For tax losses carried forward, certain limitations exist for amounts to be utilized each year.

Under Danish tax legislation, tax losses may be partly refunded by the tax authorities to the extent such tax losses arise from research and development activities. For the year ended December 31, 2014, the jointly taxed Danish entities had a negative taxable income, and accordingly were entitled to a tax refund of approximately EUR 823 thousand.

Notes to the Financial Statements	41

Note 9 – Intangible Assets

Intangible assets consist of goodwill and intellectual property rights.

	Consolidated			Parent
	Acquired Intellectual Property Rights	Goodwill	Total	Acquired Intellectual Property Rights	Goodwill	Total
	(EUR’000)
Cost:
At January 1, 2013	—	3,495	3,495	776	—	776
Additions	—	—	—	550	—	550

December 31, 2013	—	3,495	3,495	1,326	—	1,326
Additions	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

December 31, 2014	—	3,495	3,495	1,326	—	1,326

Accumulated amortization:
At January 1, 2013	—	—	—	(389)	—	(389)
Amortization charge	—	—	—	(185)	—	(185)
Disposals	—	—	—	—	—	—

December 31, 2013	—	—	—	(574)	—	(574)
Amortization charge	—	—	—	(188)	—	(188)

At December 31, 2014	—	—	—	(762)	—	(762)

Carrying amount:
At December 31, 2014	—	3,495	3,495	564	—	564

At December 31, 2013	—	3,495	3,495	752	—	752

At January 1, 2013	—	3,495	3,495	387	—	387

	Consolidated		Parent
	2014	2013	2014	2013
	(EUR’000)
Amortization charges are recognized as:
Research and development costs	—	—	(188)	(185)

Total amortization charges	—	—	(188)	(185)

Notes to the Financial Statements	42

Goodwill relates to the acquisition of Complex Biosystems GmbH (now Ascendis Pharma GmbH) in 2007. Goodwill was calculated as the excess amount of the purchase price to the fair value of identifiable assets acquired, and liabilities assumed at the acquisition date. Business combinations recognized before January 1, 2012 have not been adjusted to IFRS 3, “Business Combinations”. Ascendis Pharma GmbH was initially a separate technology platform company, but is now an integral part of our research and development activities, including significant participation in the development services provided to our external collaboration partners. Accordingly, it is not possible to look separately at Ascendis Pharma GmbH when considering the recoverable amount of the goodwill. Goodwill is considered on a consolidated level as we are considered to represent one cash-generating unit. The recoverable amount of the cash-generating unit is determined based on an estimation of the company’s fair value less costs of disposal. We have determined the fair value of goodwill after taking into account the results of a third party valuation of our group enterprises as of the balance sheet dates. The computation of our enterprise value exceeded the carrying amount of our equity, leaving sufficient value to cover the carrying amount of goodwill. The valuation methodology applied was based on a combination of a market approach, an option pricing method and a probability-weighted expected return method.

The market approach was based on market multiples of nine comparable publicly traded companies in the same industry or similar lines of business. The multiples and values were applied to our corresponding financial metrics, as well as used for input to the option pricing method.

Under the probability-weighted expected return method, the value of the various equity securities were estimated based upon an analysis of our future value, assuming various future outcomes. Share value is based upon the probability-weighted present value of expected future investment returns, considering each of our possible future outcomes, as well as the rights of each share class.

Goodwill is tested for impairment on a yearly basis at December 31, or more frequently, if indications of impairment are identified.

Notes to the Financial Statements	43

Note 10 – Property, Plant and Equipment

	Consolidated			Parent
	Plant and Machinery	Other Equipment	Leasehold Improve- ments	Plant and Machinery	Other Equipment
	(EUR’000)
Cost:
At January 1, 2013	2,066	549	266	810	73
Additions	830	214	151	—	5
Disposals	—	(26)	—	(737)	(25)

December 31, 2013	2,896	737	417	73	53
Additions	194	90	121	—	6
Disposals	—	—	—	—	—

At December 31, 2014	3,090	827	538	73	59

Accumulated depreciation:
At January 1, 2013	(1,289)	(336)	(73)	(725)	(66)
Depreciation charge	(277)	(94)	(34)	(79)	(6)
Disposals	—	26	—	737	25

December 31, 2013	(1,566)	(404)	(107)	(67)	(47)
Depreciation charge	(334)	(124)	(46)	(6)	(4)

At December 31, 2014	(1,900)	(528)	(153)	(73)	(51)

Carrying amount:
At December 31, 2014	1,190	299	385	—	8

At December 31, 2013	1,330	333	310	6	6

At January 1, 2013	777	214	193	85	7

	Consolidated		Parent
	2014	2013	2014	2013
	(EUR’000)
Depreciation charges are recognized as:
Research and development costs	(500)	(401)	(6)	(81)
General and administrative expenses	(4)	(4)	(4)	(4)

Total depreciation charges	(504)	(405)	(10)	(85)

Notes to the Financial Statements	44

Note 11 – Investments in Group Enterprises

Investments in Group enterprises comprise:

Company	Domicile	Ownership
Ascendis Pharma GmbH	Germany	100%
Ascendis Pharma Inc.	US	100%
Ascendis Pharma, Ophthalmology Division A/S	Denmark	100%
Ascendis Pharma, Growth Disorders Division A/S	Denmark	100%
Ascendis Pharma, Osteoarthritis Division A/S	Denmark	100%
Ascendis Pharma, Circulatory Diseases Division A/S	Denmark	100%

	Parent
	(EUR’000)
Cost at January 1	8,570	8,113
Share-based compensation for Group enterprises	775	457

Cost at December 31	9,345	8,570

Note 12 – Share Capital

The share capital of Ascendis Pharma A/S consists of 16,935,780 shares at a nominal value of DKK 1, split into the following share classes:

	Number of Shares	Nominal value per share DKK	Nominal value per share DKK
A-shares	1,293,700	1	1,293,700
B-shares	1,099,932	1	1,099,932
C-shares	8,408,316	1	8,408,316
D-shares	6,133,832	1	6,133,832

Total	16,935,780		16,935,780

In case of a sale, liquidation, bankruptcy or other dissolution of Ascendis Pharma A/S or, in the event of distribution of dividends or any other distribution from Ascendis Pharma A/S to its shareholders, the proceeds shall be distributed in the following order, until the proceeds are exhausted:

First, the holders of preference D shares and preference C shares will be entitled to receive an amount per preference D share and preference C share corresponding to the subscription price paid per preference D share and preference C share as adjusted for dividend payments, share splits, recapitalizations and similar events.

Second, the holders of preference B shares will be entitled to receive an amount per preference B share corresponding to the subscription price paid per preference B share as adjusted for dividend payments, share splits, recapitalizations and similar events.

Third, the holders of the ordinary A shares will be entitled to receive an aggregate amount of EUR 400 thousand to be divided between the holders of ordinary A shares on a pro rata basis.

The balance, if any, will be distributed among all shareholders on a pro rata basis.

Notes to the Financial Statements	45

Any merger or acquisition resulting in a change of control of Ascendis Pharma A/S, or sale of all or substantially all of its assets, or reorganization or other transaction in which there is a change of control of Ascendis Pharma A/S shall be treated as a liquidation for purposes of the liquidation preferences.

The number of shares of Ascendis Pharma A/S is as follows:

	2014	2013	2012	2011	2010
Changes in share capital
Beginning of year	10,801,948	10,801,948	10,801,948	10,105,560	9,090,908
Increase through cash contribution	6,133,832	—	—	—	—
Increase through conversion of debt	—	—	—	696,388	1,014,652

End of year	16,935,780	10,801,948	10,801,948	10,801,948	10,105,560

Note 13 – Other Reserves

Foreign Currency Translation Reserve

Exchange differences relating to the translation of the results and net assets of our foreign operations from their functional currencies to our presentation currency are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. At conversion to IFRS, the cumulative translation differences for all foreign operations were deemed to be zero at the date of transition to IFRS, January 1, 2012. Subsequent to the date of transition to IFRS, exchange differences previously accumulated in the foreign currency translation reserve are reclassified to profit or loss on the disposal of the foreign operation, excluding translation differences that arose before the date of transition to IFRS.

Share-Based Payment Reserve

Warrants granted under our employee warrant program carry no rights to dividends and no voting rights. The share-based payment reserve represents the fair value of warrants recognized from grant date. Further details of the employee warrant program are provided in Note 6.

	Consolidated			Parent
	Foreign currency translation reserve	Share- based payment reserve	Total	Foreign currency translation reserve	Share- based payment reserve	Total
	(EUR’000)
At January 1, 2013	(51)	2,105	2,054	(56)	2,105	2,049
Other comprehensive income/(loss) for the year, net of tax	(6)	—	(6)	3	—	3
Share-based payment	—	671	671	—	671	671

December 31, 2013	(57)	2,776	2,719	(53)	2,776	2,723
Other comprehensive income/(loss) for the year, net of tax	(14)	—	(14)	—	—	—
Share-based payment	—	1,274	1,274	—	1,274	1,274

At December 31, 2014	(71)	4,050	3,979	(53)	4,050	3,997

Notes to the Financial Statements	46

Note 14 – Deferred Income

We enter into collaboration agreements which are considered to include multiple elements for revenue recognition purposes. Typically, the collaboration agreements include patent transfers, licenses to our technology platform, development activities and other services related to the development of new products. The elements included in the collaboration agreements typically are inseparable and the payments received from the collaboration partners do not necessarily match the individual deliverables with respect to timing and amount. Accounting for such revenue generating transactions under IAS 18 requires that any consideration received before satisfaction of all criteria for revenue recognition be recognized as deferred income in the balance sheet and recognized as revenue in the income statement as the criteria for revenue recognition are satisfied.

Deferred income can be specified as follows:

	Consolidated		Parent
	2014	2013	2014	2013
	(EUR’000)
Upfront payments for collaboration agreements	7,905	17,470	425	5,014

Total deferred income	7,905	17,470	425	5,014

Note 15 – Commitments and Contingencies

Operating Leases

We operate from leased premises in Denmark, Germany and the US. In addition, we have entered into operating leases for equipment. The total lease commitment under operating leases was:

	Consolidated		Parent
	2014	2013	2014	2013
	(EUR’000)
Within 1 year	641	577	173	154
Within 1 to 5 years	434	138	—	103
After 5 years	—	—	—	—

Total commitments held under operating leases	1,075	715	173	257

Finance Leases

In 2013, the Parent Company paid the last installment on a lease agreement for laboratory equipment placed in Ascendis Pharma GmbH for use in providing services to the Parent Company. After the end of the lease term, the Parent Company sold the equipment to the German subsidiary. The net book value of the equipment was EUR 0 as of December 31, 2013 and EUR 46 thousand as of December 31, 2012.

The Parent Company paid EUR 220 thousand in installments for the year ended December 31, 2013, and EUR 213 thousand for the year ended December 31, 2012.

Notes to the Financial Statements	47

Guarantees

In 2012, the Group had provided a bank guarantee of EUR 27 thousand with respect to a landlord. During 2013, the bank guarantee was terminated in connection with a renegotiation of the lease agreement. The Parent Company has not provided any bank guarantees or securities.

Letter of Support

The Parent Company has provided letters of support to its three wholly-owned subsidiaries Ascendis Pharma, Growth Disorders Division A/S, Ascendis Pharma, Osteoarthritis Division A/S and Ascendis Pharma, Circulatory Diseases Division A/S. Each of the three subsidiaries have accumulated losses in excess of their paid-in capital and, to support the companies, the Parent Company has confirmed the technical and financial support that it has committed and further will commit for the period until April 30, 2016. Ascendis Pharma, Growth Disorders Division A/S reported a negative equity of EUR 14.7 million as per December 31, 2014, Ascendis Pharma, Osteoarthritis Division A/S reported a negative equity of EUR 1.7 millionas per December 31, 2014, and Ascendis Pharma, Circulatory Diseases Division A/S, reported a negative equity of 0.6 million. Ascendis Pharma A/S undertakes to make all reasonable technical efforts to support the companies to conduct all pre-clinical, manufacturing, clinical and regulatory activities with their product candidates for the period. Ascendis Pharma A/S undertakes to provide the companies with the necessary funds to ensure that the companies can conduct their activities for the period in compliance with Danish company regulation and to ensure that the companies can meet their financial obligations as they fall due during the period.

Note 16 – Financial Risk Management and Financial Instruments

Capital Management

We manage our capital to ensure that all group entities will be able to continue as going concerns while maximizing the return to shareholders through the optimization of our debt and equity balance. Our overall strategy in this regard has remained unchanged since 2012.

Our capital structure consists only of equity comprising issued capital, reserves and retained earnings. We do not hold any external debt.

We are not subject to any externally imposed capital requirements. We review the capital structure of the Group on an ongoing basis. As the Group does not have external debt, such review currently comprises a review of the adequacy of our capital compared to the resources required for carrying out our activities.

Financial Risk Management Objectives

We regularly monitor the access to domestic and international financial markets, manage the financial risks relating to our operations, and analyze exposures to risk, including market risk, such as currency risk and interest rate risk, credit risk and liquidity risk.

We seek to minimize the effects of these risks by managing transactions and holding positions in the various currencies used in our operations. We do not enter into or trade financial instruments for speculative purposes.

Notes to the Financial Statements	48

Market Risk

Our activities primarily expose our Group enterprises to the financial risks of changes in foreign currency exchange rates and interest rates. We do does not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk Management

We undertake transactions denominated in foreign currencies and, consequently, have exposures to exchange rate fluctuations. Exchange rate exposures are managed through maintaining positions in the various currencies used in our operations and managing payments from the most appropriate positions.

The carrying amounts of our foreign currency denominated monetary assets and liabilities at the end of the reporting period are as follows (EUR equivalents):

	Consolidated		Parent
	2014	2013	2014	2013
	(EUR’000)
Danish Kroner (DKK)	1,763	2,518	(196)	(477)
US Dollars (USD)	47,302	15,851	46,409	15,108
Euro (EUR)	(427)	375	4,807	(6,532)
Other	(292)	(34)	30	(34)

	48,346	18,710	51,050	8,065

Foreign Currency Sensitivity Analysis

We are primarily exposed to US Dollars, or USD, and Danish Kroner, or DKK. There is an official target zone of 4.5% between DKK and EUR, which limits the likelihood of significant fluctuations between those two currencies in a short timeframe.

The following table details our sensitivity to a 10% increase and decrease in the EUR against the USD. 10% represents our assessment of the reasonably possible change in foreign currency rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period-end for a 10% change in foreign currency rate. The sensitivity analysis includes external payables and receivables as well as balances held in foreign currencies. A positive number indicates an increase in profit before tax or equity where the USD strengthens 10% against the relevant currency. For a 10% weakening of EUR against USD, there would be a comparable impact on the profit before tax or equity, and the balances shown below would be negative.

	Consolidated		Parent
	2014	2013	2014	2013
	(EUR’000)
Profit or loss before tax	4,730	1,585	4,641	1,511
Equity	4,730	1,585	4,641	1,511

Notes to the Financial Statements	49

We believe the sensitivity analysis is representative for the inherent foreign exchange risk associated with our operations.

Interest Rate Risk Management

We are not directly exposed to interest rate risk because our capital structure contains no external interest bearing debt. Accordingly, no interest sensitivity analysis has been presented.

Credit Risk Management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss. We consider all of our material counterparties to be creditworthy. Our exposure to credit risk is continuously monitored, in particular, if agreed payments are delayed.

While the concentration of credit risk is significant, we consider the credit risk for each of our individual customers to be low. Accordingly, we have made no provision for doubtful accounts.

The credit risk on cash and cash equivalents is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies. To spread our credit risk, we deposit our cash reserves with several banks.

Liquidity Risk Management

Ultimate responsibility for liquidity risk management rests with our Board of Directors. We manage liquidity risk by maintaining adequate reserves and banking facilities by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Note 17 – Related Party Transactions

Our major shareholders, the Board of Directors, the Executive Management, and other key employees are considered to be related parties as they can exercise a significant influence on our operations. Related parties also include undertakings in which such individuals have significant interests. Additionally, all our group enterprises are considered related parties.

Apart from equity transactions and remuneration to the Company’s Board of Directors and management as specified in Note 6, the following transactions took place between the Group and its related parties during the financial year:

Notes to the Financial Statements	50

	Consolidated		Parent
	2014	2013	2014	2013
	(EUR’000)
Group enterprises:
Sale of services	—	—	7,400	4,152
Grant of licenses	—	—	150	450
Lease of equipment	—	—	—	(206)
Transfer of intangible rights	—	—	(100)	(550)
Purchase of services	—	—	(8,098)	(5,863)
Interest income	—	—	265	—
Interest expense	—	—	(283)	(30)

Total Group enterprises	—	—	(666)	(2,047)
Board of Directors:
Purchase of services	—	(19)	—	(19)

Total transactions with related parties	—	(19)	(666)	(2,066)

Except for the information disclosed above, we have not undertaken any significant transactions with members of the Board of Directors, the Executive Management or the major shareholders in the Parent Company, or undertakings outside the Group in which the identified related parties have significant interests.

Note 18 – Ownership

The following shareholders are registered as holding more than 5% of the voting share capital or of the nominal value of the share capital:

•	Sofinnova Capital V FCPR, France

•	Gilde Healthcare II Sub-Holding B.V., The Netherlands

•	Zweite TechnoStart Ventures Fonds GmbH & Co. KG i.L., Germany

•	Sofinnova Venture Partners IX, L.P., USA

•	OrbiMed Private Investments V, L.P., USA

•	Entities affiliated with Vivo Ventures, USA